# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nerdy Inc., CIK 0001819404
CUSIP: 64081V208
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri (MO), 63105
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0001104659-21-121322
Filed by CIK 0001566338
Persons authorized to receive notices and communications: Frederic D. Fenton, c/o TCV, 250 Middlefield Road, Menlo Park, California (CA), 94025, 650-614-8200

## Reporting persons
- Technology Crossover Management VIII, Ltd. (CIK 0001626282): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,372,420; shared voting power 0; sole dispositive power 1,372,420; shared dispositive power 0; aggregate amount beneficially owned 1,372,420 (14.2% of the class)
  Comment: Rows 7, 9 and 11: Includes 1,109,101 Opco Units, which, together with the equal amount of Class B Common Stock beneficially owned by the Reporting Person, are exchangeable for either cash or shares of Class A Common Stock on a one-for-one basis at the Issuer's election.
  
  Row 13: Calculation is based on 127,879,473 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and reflects a 1-for-15 reverse stock split of the Common Stock effective August 19, 2026 and assumes full conversion of 1,109,101 Opco Units beneficially owned by the Reporting Person.
- Technology Crossover Management VIII, L.P. (CIK 0001626281): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,372,420; shared voting power 0; sole dispositive power 1,372,420; shared dispositive power 0; aggregate amount beneficially owned 1,372,420 (14.2% of the class)
  Comment: Rows 7, 9 and 11: Includes 1,109,101 Opco Units, which, together with the equal amount of Class B Common Stock beneficially owned by the Reporting Person, are exchangeable for either cash or shares of Class A Common Stock on a one-for-one basis at the Issuer's election.
  
  Row 13: Calculation is based on 127,879,473 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and reflects a 1-for-15 reverse stock split of the Common Stock effective August 19, 2026 and assumes full conversion of 1,109,101 Opco Units beneficially owned by the Reporting Person.
- TCV VIII, L.P. (CIK 0001566336): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,109,101; shared voting power 0; sole dispositive power 1,109,101; shared dispositive power 0; aggregate amount beneficially owned 1,109,101 (11.5% of the class)
  Comment: Rows 7, 9 and 11: Includes 1,109,101 Opco Units, which, together with the equal amount of Class B Common Stock beneficially owned by the Reporting Person, are exchangeable for either cash or shares of Class A Common Stock on a one-for-one basis at the Issuer's election.
  
  Row 13: Calculation is based on 127,879,473 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and reflects a 1-for-15 reverse stock split of the Common Stock effective August 19, 2026 and assumes full conversion of 1,109,101 Opco Units beneficially owned by the Reporting Person.
- TCV VIII VT Master GP, LLC (CIK 0001885561): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,109,101; shared voting power 0; sole dispositive power 1,109,101; shared dispositive power 0; aggregate amount beneficially owned 1,109,101 (11.5% of the class)
  Comment: Rows 7, 9 and 11: Includes 1,109,101 Opco Units, which, together with the equal amount of Class B Common Stock beneficially owned by the Reporting Person, are exchangeable for either cash or shares of Class A Common Stock on a one-for-one basis at the Issuer's election.
  
  Row 13: Calculation is based on 127,879,473 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and reflects a 1-for-15 reverse stock split of the Common Stock effective August 19, 2026 and assumes full conversion of 1,109,101 Opco Units beneficially owned by the Reporting Person.
- TCV VIII VT Master, L.P. (CIK 0001885447): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 1,109,101; shared voting power 0; sole dispositive power 1,109,101; shared dispositive power 0; aggregate amount beneficially owned 1,109,101 (11.5% of the class)
  Comment: Rows 7, 9 and 11: Includes 1,109,101 Opco Units, which, together with the equal amount of Class B Common Stock beneficially owned by the Reporting Person, are exchangeable for either cash or shares of Class A Common Stock on a one-for-one basis at the Issuer's election.
  
  Row 13: Calculation is based on 127,879,473 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and reflects a 1-for-15 reverse stock split of the Common Stock effective August 19, 2026 and assumes full conversion of 1,109,101 Opco Units beneficially owned by the Reporting Person.
- TCV VIII (A), L.P. (CIK 0001566338): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 263,319; shared voting power 0; sole dispositive power 263,319; shared dispositive power 0; aggregate amount beneficially owned 263,319 (3.1% of the class)
  Comment: Row 13: Calculation is based on 127,879,473 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and reflects a 1-for-15 reverse stock split of the Common Stock effective August 19, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Nerdy Inc.
Address of issuer's principal executive offices: 8001 Forsyth Blvd., Suite 1050, St. Louis, Missouri (MO), 63105
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed by the Reporting Persons on September 30, 2021, as amended by Amendment No. 1 filed on August 23, 2023 and Amendment No. 2 filed on October 2, 2023 (collectively, the "Schedule 13D"). Effective August 19, 2026, the Issuer effected a 1-for-15 reverse stock split of its Common Stock. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended as follows:

See Cover Page Item 11 and Item 13 for each Reporting Person and Item 2(a), incorporated herein by reference.

The percentage of Class A Common Stock beneficially owned is based on 127,879,473 shares of Class A Common Stock issued and outstanding as of July 31, 2026, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026, and reflects a 1-for-15 reverse stock split of the Common Stock effective August 19, 2026 and in the case of all Reporting Persons other than TCV VIII (A) assumes full conversion of 1,109,101 Opco Units beneficially owned by such Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended as follows:

See Cover Page Items 7-10 for each Reporting Person and Item 2(a), incorporated herein by reference.

Each of TCV Master Fund and TCV VIII (A) has the sole power to dispose or direct the disposition of the securities which it holds directly, and has the sole power to vote or direct the vote of such securities, as applicable.

The general partner of TCV Master Fund is TCV VIII VT Master GP, LLC ("Master GP"). The managing member of Master GP is TCV VIII, L.P. ("TCV VIII"). The direct general partner of TCV VIII and TCV VIII (A) is Technology Crossover Management VIII, L.P. ("TCM VIII"). The general partner of TCM VIII is Technology Crossover Management VIII, Ltd. ("Management VIII"). Each of Master GP, TCV VIII, TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV Master Fund. TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VIII (A).

Each of Master GP, TCV VIII, TCM VIII and Management VIII disclaims beneficial ownership of the securities reported herein except to the extent of any pecuniary interest therein.

## Signatures
- Technology Crossover Management VIII, Ltd.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (08/21/2026)
- Technology Crossover Management VIII, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (08/21/2026)
- TCV VIII, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (08/21/2026)
- TCV VIII VT Master GP, LLC: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (08/21/2026)
- TCV VIII VT Master, L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (08/21/2026)
- TCV VIII (A), L.P.: /s/ Frederic D. Fenton, Frederic D. Fenton/Authorized Signatory (08/21/2026)